Exhibit 4.1

Employment agreement between Swedish Match AB and Sven Hindrikes

Between Swedish Match AB (Company registration no. 556015-0756), hereinafter called the Company, and Mr Sven Hindrikes, hereinafter called the Employee, the following agreement on employment conditions has been reached:

This Agreement fully supersedes any previous Agreement on employment conditions between the parties.

1 Position and starting date

Effective 1 May 2004 and until further notice the Employee is appointed as President of the Company and Chief Executive Officer (CEO) of the Swedish Match Group.

The Company and the Employee, agree that the Swedish Employment Protection Act (Lagen om anställningsskydd (1982:80)) shall not apply to this Agreement.

2 Duties

The Employee shall comply with the rules contained in the Swedish Companies Act (Aktiebolagslagen (1975:1385)) and other valid legislation.

The Employee shall diligently and faithfully perform and carry out such duties and responsibilities, exercise such powers as may be assigned, and comply with such directions and regulations which the Company Board of Directors or Chief Executive Officer may from time to time confer or impose upon the Employee.

The Employee shall perform his duties at the Company’s current premises in Stockholm. The Employee will be required to travel within and outside Sweden in order to promote the Company’s interests in the best possible way. For the performance of his duties hereunder, the Employee is not entitled to any compensation in addition to the compensation provided for in this Agreement.

3 Other employment or activities

The Employee shall devote all of his working time and energy to his duties in Swedish Match. Therefore the Employee shall not during the continuance of the employment, directly or indirectly, be engaged or involved in any other employment, business or trade without the written consent of the Company’s Chairman of the Board.

4 General obligations

The relationship between the Company and the Employee shall be based on mutual loyalty and trust.

The Employee shall use his best endeavours to promote the interest of the Company and the interest of any associated company and shall during working hours devote all time, attention and abilities to the proper performance of his duties under this Agreement.

The Employee shall not at any time during the term of this Agreement or afterwards utilise or disclose to any person or firm or company (unless required by the performance of his duties under the employment Agreement) any confidential information of the Company or of any associated company.

Upon termination of this Agreement the Employee shall deliver to the Company all reports, papers, correspondence, documents and any other articles supplied, entrusted to the Employee or in the Employee’s possession in connection with this Agreement, and the same are at all times to be the sole property of the Company.

5 Personal development

It is in the Company’s interest that the Employee spends reasonable time for personal development/education. Such activities shall be agreed with the Company’s Chairman of the Board.

6 Salary

The Employee shall receive a fixed base salary of SEK 5 500 000 per year at 2004 year’s level, to be paid in twelve installments monthly in arrears.

Review of salaries and benefits shall normally take place during the first quarter of each year. The salary revision date is January 1.

The Base Salary includes reimbursement for work outside normal office hours, overtime and travel time.

No additional reimbursement will be paid for board membership in Swedish Match AB or any associated companies. Should, however, the Employee receive payment for board membership from any company associated to Swedish Match, his fixed annual base salary will be reduced by the same amount or the Employee will be obliged to reimburse Swedish Match AB with the same amount. Reduction/reimbursement will be applicable the same month as any board membership fees will be received by the employee.

7 Incentive & share option program

The Employee will be eligible for participation in an incentive program in accordance with Company policy and principles, which may provide additional earnings. These earnings are not guaranteed.

The rules for the incentive program; goals, incentive level and parameters shall be established annually by the Company’s Board of Directors upon the recommendation of the Compensation Committee.

The Employee shall also be eligible for participation in the Company’s Stock Options Program.

The Company reserves the absolute right to amend or terminate any of these plans at its sole discretion at any time.

8 Vacation

The Employee’s annual vacation entitlement is minimum in accordance with Swedish law. However, the Employee is entitled to take customary time off for recreation, considering his position and work situation, to be taken at such times as agreed with the Chairman of the Board. The Employee is not entitled to additional vacation pay (semestertillägg). Unused vacation time may not be carried over from one year to the next, and the Employee is not entitled to pay in lieu for unused vacation time.

9 Company car

The Company shall provide the Employee with a car subject to decision by the Chairman of the Board, for business and private travel without costs and in accordance with the Company’s regulations for business cars. The Employee is responsible to pay income tax on the benefit and the Company shall pay all running costs (for example insurance, petrol, service and maintenance). The car may also be used by members of the Employee’s family.

The Employee shall be personally responsible for any car fines.

10 Telephone, computer, etc.

In order for the Employee to be able to efficiently carry out his duties, the Company shall provide the following:

•	Computer and internet subscription

•	Telephone and fax at two locations including in the Employee’s permanent residence

All company supplied equipment shall be returned to the company on termination of the employment.

11 Business expenses and entertaiment

The Company shall reimburse the Employee for all actual reasonable business expenses incurred by him in the course of his employment in accordance with Company policy. Such reimbursement shall be approved by the Chairman of the Board. Costs and expenses that occurs shall be submitted on a monthly basis.

When entertaining for business purposes, costs shall be held within reasonable limits. Relevant receipts should support any entertainment at the Employee’s principal residence for business purposes in order to satisfy the requirements of Company auditors.

12 Medical care

The Company shall cover the Employee’s costs for medical care in accordance with Company policy. The Employee is covered by a health insurance for key-persons.

13 Pension and insurance

In addition to statutory legal pension and insurance benefits, the Employee shall be provided with pension coverage in accordance with the terms and conditions that are contained in an appendix, which is attached to the Employment Agreement.

14 Retirement age

The retirement age is 62 years.

15 Termination

This Agreement may be terminated by the Company subject to six (6) months notice in writing and by the Employee subject to six (6) months notice in writing.

The Agreement expires without any prior notice upon the Employee’s retirement or if the Employee should be incapacitated to work, resulting in him receiving a disability pension.

In connection with either party’s termination of this Agreement, the Company shall be entitled to relieve the Employee of his duties and responsibilities. The Employee shall, however, remain at the Company’s disposal during the notice period to carry out such duties, as the Board deems suitable.

If the employment is terminated by the Company for reasons other than serious misconduct and/or gross negligence, the Employee shall, in addition to base salary during period of notice, be entitled to 18 months’ severance pay. Such severance pay will be based on the Employee’s fixed base salary at the time of termination of employment and shall be paid in equal monthly instalments commencing on the month following the expiry of the notice period.

Salary during a notice period or severance pay shall not be payable for any period after commencement of the Employee’s retirement.

Should the employee die during any time that he receives compensation during a period of notice, such compensation shall be paid to the employee’s survivors. Survivors are considered on the first hand to be wife/partner, followed by biological children. If such survivors are deceased, no such compensation shall be paid following the death of the employee.

Compensation during termination, together with other employment benefits and or severance pay, shall be paid up to and including latest the month before which the employee reaches, or should have reached, the applicable retirement age for the employee.

Severance pay shall be reduced by 50% of the sum which the employee receives, however limited to a maximum of 50% of the severance pay, due to any employment, assignments, occupation for any other party or own business which produces income for services provided. The employee is obliged to report any such income and compensation to the company.

In the case of serious misconduct and/or gross negligence the Company has the right to dismiss the Employee without notice and the employment agreement will be terminated with immediate effect. In such an event, the employee loses all right to notice and severance pay from the Company.

16 Organisational changes/position changes

Either party can demand the termination of the employment in the event of a major organisational change, such as the Company receiving a new dominant owner who uses its power to influence the position or causing a delisting of the Company.

In such an event the Employee has the right to existing salary and benefits for a period of six months and severance pay for 18 months in accordance with paragraph 15 above.

17 Restriction on competition

During the validity of this Agreement and the period during which the Company pays severance pay the Employee is not allowed, without written permission, to be engaged in, either personally or by agent, or having an interest in any business which directly or indirectly is in competition with the business in which the Employee is engaged, in a manner that would be significantly harmful to the business of the Company, or any Group Company.

During the time period stipulated above, the Employee shall not, either personally or by agent, endeavour to entice away from the Company or any Group Company any person, company or client with whom the Employee had contact.

18 Other conditions of employment

Conditions not specifically regulated in this contract shall, be in accordance with general Terms, policies and general Conditions of Employment applied in the Swedish Match Group of companies.

19 Taxes

The employment benefits applicable to this Employment Agreement are taxable benefits to the Employee in accordance with applicable legislation. No compensation shall be made to the Employee in the event of future changes in tax legislation.

20 Personal data & data security

The Employee hereby agrees to the Company’s use of personal data with the use of data technology, in accordance with the Personal Data Protection Act (1998:204).

The Employee agrees to follow the Company’s policies regarding the use of the Company’s computers, e-mail system, internet services and software programs. The Employee is aware that the Company has complete access to all material and e-mail correspondence and an overview of internet usage that is saved in or performed via the Company’s data system.

21 Disputes and jurisdiction

Disputes concerning this contract shall be settled in accordance with the provisions of Swedish law on arbitration, in which context the rules specified in the Code of Judicial Procedure with regard t o separate judgments, intermediate judgments, combination of cases and voting shall prevail. Arbitration costs, including costs of legal representatives, shall be borne by the Company, unless the Employees demand for the arbitration proceedings or claimed compensation for legal representatives is considered unreasonable by the arbitrators. Should this be the case, the arbitrators shall determine the division of the costs. The Arbitration Tribunal shall be situated in Stockholm.

22 Amendments

This Agreement constitutes the entire agreement between the parties and may only be changed by a written agreement signed by both parties

23 Counterparts

This Agreement has been drawn up in duplicate, both copies of which have been duly signed by the parties and of which the parties have each retained one copy.

Place and date	Place and date

May 28, 2004	May 28, 2004

Swedish Match AB

/s/ Bernt Magnusson	/s/ Sven Hindrikes
Bernt Magnusson	Sven Hindrikes
Chairman of the Board

Pension agreement between Swedish Match AB and Sven Hindrikes

It is hereby agreed that the existing accrued pension commitment (Swe: pensionsutfästelse) applicable to Sven Hindrikes, hereinafter called the Employee, with regards to retirement, sickness and survivors pension, together with collective group life insurance (TGL) is replaced by the following agreement:

1 Premium for retirement pension

Pension benefits in accordance with the collective agreement for white collar workers employed in Swedish Match AB will apply to a salary level of 30 income base amounts. This benefit is currently safeguarded through “ Pensionskassan för Swedish Match Sverige AB:s förvaltningspersonal, försäkringsförening PSF” (PSF). This part of the commitment shall be fully paid on the assumption of a retirement age of 60 years.

A defined contribution of 40 % of annual fixed base salary in excess of 30 income base amounts will be paid. The contribution will be paid monthly during the employment in arrears and includes retirement pension with repayment cover. If the Employee becomes ill the company will continue payments at the same premium level as before he was unable to work. In such event the premium will be adjusted annually in the same manner as for Alecta paid-up policies.

In agreement with the Employee the premiums will be paid to a pension plan of his choice.

2 Retirement Age

The retirement age for the Employee is 62 years.

3 Accumulated Pension Rights assured in “ Swedish Match Pensionsstiftelse”

The Employee shall be granted a paid up policy (Swe: fribrev) for the guarantee provided by Swedish Match AB for retirement pension which is secured in the pension fund as at, and accrued up to, 30th April 2004.

The paid up policy shall be based on the fixed annual base salary for 2004, in his position as CFO, together with the average of paid-out bonus in 2001, 2002 and 2003. This amount, PML 2004, is SEK 3 842 500.

The temporary paid up policy for retirement between 60 and 65 years is SEK 1 001 187 per year as calculated by Swedish Match AB.

The life-long paid up policy for retirement from 65 years is SEK 418 193 per year as calculated by Swedish Match AB.

The paid-up policy shall be adjusted in the same manner as for Alecta paid-up policies. Actual paid retirement pension shall be adjusted in the same manner as for Alecta pay retirement pensions for the ITP plan.

4 Sickness Benefits

Sickness benefits will be paid at a rate of 90% of the annual fixed base salary during the first 90 days, inclusive of benefits secured in the PSF. With effect from the 91st day, sickness benefits will be applicable in accordance with the collective agreement for white collar workers employed in Swedish Match AB up to a salary level of 30 income base amounts, and 32,5% of the annual fixed base salary on salary levels in excess of 30 income base amounts.

Benefits on salary levels in excess of 30 income base amounts will be secured by adjustments determined annually on January 1st based on a factor determined by the PSF for adjusting payment of existing pensions.

5 Disability Pension

In the event the Employee should receive an approved disability pension (Swe: sjukpension), benefits are applicable in accordance with the collective agreement for white collar workers employed in Swedish Match AB on salary levels up to 30 income base amounts, and on 32,5% of fixed annual base salary exceeding 30 income base amounts up to a maximum of 100 income base amounts.

Benefits on salary levels in excess of 30 income base amounts will be secured by adjustments determined annually on January 1st based on a factor determined by the PSF for adjusting payment of existing pensions.

6 Survivors Pension

On salary level up to 30 income base amounts survivor’s pension will be paid in accordance with the collective agreement for white collar workers employed in Swedish Match AB.

On salary levels in excess of 30 income base amounts survivors pension will be paid by using the accrued capital from the defined contribution of 40 % in section 1 and the insurance technical reserve that guarantees the accumulated pensions rights assured in “Swedish Match Pensionsstiftelse”

7 Additional Survivors Pension

In addition to section 6 above Additional Survivors Pension will be paid to the Employee’s family in the event of his death during the time he is employed by Swedish Match. The pension is paid the month following the death of the Employee to:

–	his spouse up to the month she deceases

–	to children up to the month in which they will become 25 years of age or to, if they before then, decease. Pension to children can continue after age 25 years if the child is considered unable to carry out an employment. In such case the pension is paid until the child is considered employable.

The additional family pension amounts to:

Age	Annual Additional Survivors Base Amount
Up to age 58 years	315 000 SEK
58 but not yet 60 years	210 000 SEK
60 but not yet 62 years	70 000 SEK
62 years and older	0 SEK

The pension is paid in 12 monthly installments per year and the size of the pension is determined according to following:

Survivors	Percent of Additional Survivors Base Amount
Spouse	100%
- and 1 child	130%
- and 2 children	150%
More then 2 children	+ 10 % for each child in excess of 2 children

Only children
1 child	75%
2 children	110%
3 children	135%
4 children	150%
More then 4 children	+ 10 % for each child in excess of 4 children

The value of the Additional Survivors Pension is secured by adjusting the Base Amount in the same manner as for Alecta paid-up policies and paid pensions in the same manner as Alecta adjust pensions.

Pension Coordination

Pension benefits accrued through earlier employments secured in foreign pension institutes shall not be coordinated with pensions covered by this agreement.

This agreement has been drawn up in two originals, of which each of the parties has received one copy.

Place and date	Place and date

May 28, 2004	May 28, 2004

Swedish Match AB

/s/ Bernt Magnusson	/s/ Sven Hindrikes
Bernt Magnusson	Sven Hindrikes
Chairman of the Board